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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Bellacicco

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A filed on March 7, 2025 File Numbers 333-233633; 811-23473

Ladies and Gentlemen:

This letter is in response to the additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone (the “Additional Comments”) on June 6, 2025, relating to a letter dated June 4, 2025, responding to comments provided by the Staff on April 22, 2025 (the “Comments”), to Post-Effective Amendment No. 27 (“PEA No. 27”) to the Trust’s Registration Statement on Form N-1A filed on March 7, 2025, regarding the Kurv Gold Enhanced Income ETF, Kurv Silver Enhanced Income ETF, and Kurv Platinum Enhanced Income ETF (each a “Fund” and, collectively, the “Funds”), each a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and Additional Comments, and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Summary Section: Principal Investment Strategies

Comment #1

The Staff notes that the Registrant clarified that the Fund may invest in physical gold in response to comment #3 of the Comments. Please consider disclosing how the physical gold will be custodied and any additional risks thereto.

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June 9, 2025

Response #1

The Registrant notes that while the Fund may invest in physical gold, it does not consider investing in physical gold to be a principal investment strategy as the Fund intends to gain exposure to gold-bullion primarily through derivative instruments. Accordingly, the Registrant has updated the disclosure to limit the amount that the Fund may invest in physical gold. Please see the revision to the principal investment strategy section of the summary prospectus inserting the following new language immediately before the section on the Fund’s wholly-owned subsidiary:

With respect to the Gold Fund’s fixed income investments, the Gold Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 10% of its total assets. The Gold Fund may also invest up to 15% of its total assets in Preferred Securities Instruments.

The Gold Fund may invest, through its Wholly-Owned Subsidiary as discussed below, up to 5% of its assets in physical gold.

Wholly-Owned Subsidiary

Certain investments of the Gold Fund, such as physical gold and direct investments in gold bullion-related ETPs will only be held through a wholly owned and controlled foreign subsidiary of the Fund (the “Subsidiary”) organized under the laws of the Cayman Islands.

While the Registrant notes that the current gold risk factor in the summary section of the Prospectus mentions some of the risks associated with holding physical gold, the Registrant has updated the risk factor in the statutory section to add the following:

Gold Risk

The Gold Fund may invest in gold and gold bullion-related ETFs and derivatives on gold and gold bullion-related ETFs. The price of gold may be volatile, and gold bullion-related ETFs and derivatives may be highly sensitive to the price of gold. The price of gold bullion can be significantly affected by international monetary and political developments such as currency devaluation or revaluation, central bank movements, economic and social conditions within a country, transactional or trade imbalances, or trade or currency restrictions between countries. Physical gold bullion has sales commission, storage, insurance, and auditing expenses. No income is derived from holding physical gold, which is unlike securities that may pay dividends or make other current payments. Gold held in physical form (even in a segregated account) involves the risk of delay in obtaining the assets in the case of bankruptcy or insolvency of the custodian. This could impair disposition of the assets under those circumstances. To the extent it holds physical gold, the Gold Fund is also subject to an increased risk of loss and expense in connection with the transportation of such assets to and from the Gold Fund’s custodian.

Comment #2

The Staff notes that the language revised in response to comment #9 added “with the same expiries” to clarify the sentence regarding creating a synthetic long exposure. Please consider adding “and strike prices” after “with the same expires” in the sentence that was revised in response to comment #9.

June 9, 2025

Response #2

The Registrant has revised the sentence in response to the comment. Please see the revised sentence below.

The Gold Fund may gain long exposure via purchasing ~~shares of Gold and/or Gold~~ shares of gold bullion-related ETPs or creating a synthetic long position. To achieve a synthetic long exposure, the Gold Fund buys call options of a ~~Gold or Gold~~gold bullion-related ETP and, simultaneously, sells put options of the ETP with the same expiries and strike prices to try to replicate the price movements of the underlying ETP~~. The strike and number of the call and put options contracts may differ~~. The combination of the long call options and sold put options seek to provide the Gold Fund with investment exposure to the ~~Gold or Gold~~gold bullion-related ETP for the duration of the application option exposure. The notional exposure to an underlying ~~Gold or Gold~~ gold bullion-related ETP when the Gold Fund buys put and call options directly will not exceed 200% of net asset value.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum